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Exhibit 99.2

LETTER TO STOCKHOLDERS OF RECORD

OMEGA HEALTHCARE INVESTORS, INC.

RIGHTS OFFERING

Dear Stockholders:

        This letter is being distributed to all holders of shares of our common stock of record on January 22, 2002 of Omega Healthcare Investors, Inc., a Maryland corporation, in connection with a distribution of rights to acquire additional shares of common stock, at a subscription price of $2.92 per share as described in the prospectus dated January 22, 2002.

        Each beneficial owner of shares of the common stock is entitled to receive one right for every 2.15 shares of common stock owned as of the record date, and to subscribe for and purchase one additional share of common stock for each right held. No fractional rights have been granted; if a fractional right would have been calculated for a holder as a result of the ratio described above, the number of rights granted to such holder has been rounded up to the nearest whole right.

        Enclosed are copies of the following documents:

  1.
  The prospectus relating to the rights offering;

  2.
  The subscription agreement;

  3.
  A return envelope addressed to EquiServe Trust Company, N.A, the subscription agent.

        Your prompt action is requested. The rights will expire at 5:00 P.M., New York City time, on February 14, 2002, unless we extend the subscription period.

        The enclosed prospectus describes the rights offering and the procedures to follow if you choose to exercise your rights. Please read the prospectus and other enclosed materials carefully.

        Neither we nor our board of directors makes any recommendation to any stockholder as to whether to exercise or refrain from exercising rights or, if exercised, as to the number of shares of common stock to purchase. Stockholders must make their own decisions.

        To exercise rights to subscribe for and purchase additional shares of common stock, a properly completed and executed subscription agreement and payment in full for all of the rights exercised must be delivered to EquiServe, as indicated in the prospectus prior to 5:00 P.M., New York City time, on February 14, 2002.

        The rights offering is being made to holders of record as of January 22, 2002 solely pursuant to the prospectus and the subscription agreement.

        Additional copies of the enclosed materials may be obtained from Georgeson Shareholder Communications, Inc., 17 State Street, New York, New York 10004. You may call toll free at (800) 223-2064.

                      Very truly yours,
                      C. Taylor Pickett, Chief Executive Officer
                      OMEGA HEALTHCARE INVESTORS, INC.

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LETTER TO STOCKHOLDERS OF RECORD OMEGA HEALTHCARE INVESTORS, INC. RIGHTS OFFERING